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                                                                     EXHIBIT 1

FOR FURTHER INFORMATION CONTACT:

Lawrence E. Gloyd
Chairman, President and Chief Executive Officer
Rockford, Illinois
815/961-5700

FOR IMMEDIATE RELEASE
WEDNESDAY, JUNE 21, 1995

                    CLARCOR PROMOTES FILTRATION EXECUTIVE
                   TO PRESIDENT AND CHIEF OPERATING OFFICER
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                     NEW STREAMLINED MANAGEMENT STRUCTURE
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ROCKFORD, IL, JUNE 21, 1995 - CLARCOR Inc., today announced the promotion of
Norman E. Johnson to President and Chief Operating Officer. Lawrence E. Gloyd, who had been CLARCOR's President since 1986, will retain the position of Chairman of the Board and Chief Executive Officer.

Johnson, 47, had been Group Vice President of the Filtration Products Group since 1993. Under his leadership, fiscal 1994 Filtration Products Group sales increased 28 percent to $200 million and operating profit rose 35 percent to $26.6 million, both company records. CLARCOR's largest business group, Filtration Products, represented 74 percent of the company's total fiscal 1994 sales and 82 percent of total operating profit.

"Norm has been a tremendous leader for CLARCOR," said Gloyd. "During the past two years, with Norm as Group Vice President, the Filtration Products Group has produced record sales and profits through solid growth in its core businesses and improvements in the Group's many recent acquisitions. We look forward to Norm continuing his success with CLARCOR's full range of business."

Johnson began his career at CLARCOR in June 1990 as President of Baldwin Filters, the Filtration Group's largest business. In August 1993, he became Group Vice President of the Filtration Products Group. Previously, he was Vice President & General Manager of High Purity Products, a subsidiary of Donaldson Company, Inc. a producer of filtration products. A graduate of the University of Iowa with a Master of Business Administration from Drake University, Johnson has also completed executive programs at the University of Minnesota and Stanford University.

                                    -more-

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CLARCOR Inc.
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NEW MANAGEMENT STRUCTURE
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Gloyd also announced that CLARCOR will now have a new operating structure, eliminating the Group Vice President position. Instead, the heads of each operating company will report directly to Johnson.

"These changes will help prepare CLARCOR for the transition of leadership when I retire as the Chief Executive Officer at the Annual Meeting in March 1998," said Gloyd. "It is anticipated that I will remain Chairman of the Board for a period of time following my retirement."

CLARCOR is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer products sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.